SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16


                     of the Securities Exchange Act of 1934


                         For the Month of February, 2004


                                ECI TELECOM LTD.
                 (Translation of Registrant's Name into English)


                 30 Hasivim Street o Petah Tikva 49133 o ISRAEL

                    (Address of Principal Corporate Offices)


       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

       Form 20-F [X]                      Form 40-F [  ]

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

       Yes [  ]                           No [X]

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):  82-______

Attached  hereto  and  incorporated   herein  by  reference  are  the  following
documents:

       1.     Registrant's Press Release dated February 10, 2004,  entitled "ECI
              TELECOM  SUBSIDIARY,   ECTEL,  TO  SELL  GOVERNMENT   SURVEILLANCE
              BUSINESS TO VERINT", attached as Exhibit 1 hereto.

       2. Registrant's Press Release dated February 12, 2004, entitled "ECI TELECOM REPORTS SEQUENTIAL INCREASE IN REVENUES IN THE FOURTH QUARTER OF 2003",attached as Exhibit 2 hereto.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ECI TELECOM LTD.
                                        (Registrant)


                                        By: /s/ Martin Ossad
                                            -----------------------------
                                        Name: Martin Ossad
                                        Title: Corporate Vice President and
                                               General Counsel



Dated: February 17, 2004

                                                                       Exhibit 1


         ECI TELECOM SUBSIDIARY, ECTEL, TO SELL GOVERNMENT SURVEILLANCE
                               BUSINESS TO VERINT

             -- Transaction Valued at Approximately $35M in Cash --

--------------------------------------------------------------------------------

         Petah Tikva, Israel - February 10, 2004 - ECI Telecom (NASDAQ: ECIL) announced today that ECtel Ltd. (NASDAQ: ECTX), in which ECI holds 58%, has signed a definitive agreement to sell its Government Surveillance business to Verint Systems Inc. (NASDAQ: VRNT) for approximately $35 million in cash. According to the terms of the transaction, ECtel will transfer to Verint various assets and liabilities relating to its Government Surveillance business. Most of the employees of the transferred business are expected to join Verint at closing. In connection with the transaction, the parties will enter into several agreements that address the transition of the business to Verint and the future allocation of relevant technologies and other assets and liabilities.

         It is expected that the impact of the transaction and the related agreements will be recorded in ECtel's and ECI's first quarter 2004 financial statements. The transaction is subject to customary closing conditions, including regulatory approvals.


         Mr. Doron Inbar, Director of ECtel and CEO of ECI Telecom, said, "Following the transaction, ECtel will be able to refocus on its core telecom business. With talented and experienced employees, a large installed base, leading-edge technologies and a strong cash position, ECtel is well-positioned. Under its new management, the Company intends to formulate a comprehensive recovery plan aimed at returning it to growth and profitability and enabling it to fulfill its potential."


About ECI Telecom

ECI Telecom provides advanced telecommunications solutions to leading carriers and service providers worldwide. By translating a deep understanding of its customers' needs into innovative, technologically excellent solutions, ECI enables its customers to increase the value of their networks and reduce operating expenses. ECI's platforms enable carriers and service providers to easily introduce new revenue-generating services. ECI has pioneered key technologies including voice compression, SDH, DSL, and has enabled the establishment of global networks. ECI specializes in metro optical networks, broadband access, bandwidth management and carrier-class VoIP solutions.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, actual revenues earned from announced contracts, the general deterioration of the global economy and slowdown in expenditures by telecommunications service providers, our substantial net losses and possibility of future net losses, rapid technological change in our markets, competitive factors, price erosion in the market for certain of our products, dependence on large customers, fluctuations in our quarterly and annual results, potential inability to raise additional funds, if needed, on favorable terms, risks associated  with  international  sales,  fluctuations  in  the  results  of  our subsidiary ECtel, as well as ECtel's ability to complete the sale of its Government Surveillance business, risks relating to our intellectual property, integration of recently combined operations, substantial outstanding line of credit and related loan to one of our customers and its affiliate, unexpected tax demands, currency fluctuations, potentially disruptive acquisitions, dependence on limited suppliers and subcontractors, , as well as risks related to operations in Israel, and other risks detailed in the Company's annual report on Form 20-F for the year ended December 31, 2002 and other filings with the Securities and Exchange Commission.

Contact: Investor Relations, ECI Telecom:

Israel:  Daniel Chertoff +(972)-3-926-6255 email: daniel.chertoff@ecitele.com

[LOGO]
ECI TELECOM
                                                                       Exhibit 2

           ECI TELECOM REPORTS SEQUENTIAL INCREASE IN REVENUES IN THE
                             FOURTH QUARTER OF 2003
--------------------------------------------------------------------------------

PETAH TIKVA, ISRAEL, February 12, 2004, ECI Telecom Ltd. (Nasdaq: ECIL) today announced its consolidated results of operations for the fourth quarter and twelve months ended December 31, 2003.

Fourth Quarter Results

Note: Earlier this week, ECtel Ltd. (NASDAQ: ECTX), in which ECI Telecom holds a 58% interest, signed a definitive agreement for the sale of its government business to Verint. ECtel reported the results of operations of the government business under "discontinued" operations in all reported periods. The following GAAP results for ECI reflect the discontinuation of this business.

Revenues in the fourth quarter of 2003 were $109 million compared to $102 million in the third quarter and $137 million in the fourth quarter of 2002. Revenues in the fourth quarter of 2002 included revenues from ECI's NGTS Division, which was subsequently spun off. Gross margins were 39.1%, compared to 39.7% in the third quarter and 43.9% in the fourth quarter of 2002. The operating loss for the fourth quarter was $11.0 million compared to an operating loss of $16.8 million in the third quarter and an operating loss of $7.8 million in the fourth quarter of 2002. The net loss for the fourth quarter of 2003 was $13.6 million or $0.13 per share, compared to a net loss of $14.7 million, or $0.14 per share, in the third quarter and a net loss of $7.0 million, or $0.07 per share in the fourth quarter of 2002.

Excluding Ectel, ECI's revenues in the fourth quarter of 2003 were $103 million, up 9% from the third quarter. (See tables 3(1) and 3(2) for a full reconciliation of the GAAP revenues and the non-GAAP revenues which exclude ECtel.) The net loss for the fourth quarter, excluding ECtel, was $6.8 million, compared to a net loss of $7.9 million in the third quarter of 2003.

ECI continued to generate positive cash flow from operations and ended the year with cash, equivalents, short and long term investments in deposits and marketable securities totaling $256 million.

Revenues of the Optical Networks Division were $48.6 million in the fourth quarter of 2003 compared to $47.0 million in the third quarter and $51.7 million in the fourth quarter of last year. The operating loss in the quarter was $8.7 million compared to an operating loss of $6.8 million in the third quarter and an operating loss of $8.6 million in the fourth quarter of last year. Demand for the Division's products was strong with the book to bill ratio again well above
1. The strong demand derived primarily from emerging markets, including the former Soviet Union countries, India, China and Korea. During the quarter ECI announced that Tata Teleservices Limited, one of India's leading CDMA mobile carriers, will deploy ECI's XDM(R) MultiService Provisioning Platforms (MSPPs) within its optical transmission access and backbone network. The first phase of the project is expected to involve hundreds of XDM platforms and is valued at approximately $20 million, to be recorded, over the first nine months of 2004. During the quarter, ECI completed a multi-million deployment of the XDM at leading Ukrainian carrier, Ukrtelecom. The equipment is carrying live traffic across 50 sites. ECI also announced that China Unicom has deployed its XDM(R) MSPP in Beijing.

Optical Networks Division revenues were $178 million for 2003, compared to $233 million in 2002. The operating loss for 2003 was $37 million compared to an operating loss of $30 million for 2002.

The Broadband Access Division recorded revenues of $46.6 million in the fourth quarter of 2003 up 16% compared to $40.3 million in the third quarter and $52.0 million in the fourth quarter of 2002. Operating income was $3.9 million compared to $2.3 million in the third quarter and $1.8 million in the fourth quarter of 2002. The strong sequential growth in revenues reflects growth in the market and the Company's strengthened position at key accounts. During the quarter, the Company began commercial deployment of video over DSL at several customers.

In December, ECI Telecom announced that it had entered into a strategic relationship with Nortel Networks* to deliver broadband access networking solutions that will address the increasing global demand for multimedia and triple play services (voice, video and data). This agreement provides a framework for the two companies to cooperatively engage in sales and marketing activities that will leverage Nortel Networks global telecommunications experience with ECI's industry-leading broadband access products and market presence.

Broadband Access Division revenues for 2003 were $182 million compared to $242 million in 2002. Operating income for 2003 was $15.9 million compared to $4.7 million in 2002.

Commenting on the results, Doron Inbar, President and CEO said, "We are pleased to observe both an improving business environment as well as an improvement in the Company's fundamentals. We are also pleased to report another quarter of sequential revenue growth. Orders were very strong in the quarter and we built substantial backlog, especially in the Optical Networks Division. We are encouraged by the performance of our Broadband Access Division, which continues to strengthen its competitive position and record strong operating performance. Our recently signed agreement with Nortel Networks is an important step forward reflecting ECI's strategy of partnerships and alliances with select industry leaders.

"We are also pleased with the recently signed agreement to sell ECtel's Government business. This will allow ECtel to focus on its core telecom business and, under its new management, formulate a comprehensive recovery plan aimed at returning it to growth and profitability.

"2003 was a particularly productive year for ECI during which we were able to turn our business around. We believe that we have emerged from the telecoms crisis a stronger, leaner, and more focused organization. We enter the new year with an excellent product line, impressive partners, a strong balance sheet, and a substantial backlog. We remain focused on growth, which we intend to achieve by continuing to improve our competitive position, implementing strategic relationships and by pursuing new business opportunities, including M&A. We expect to continue growing our revenues and return to profitability during 2004."

Guidance

ECI expects revenues in the first quarter of 2004, in its core Optical Networks and Broadband Access Divisions, to be slightly higher than those of the fourth quarter of 2003.

Other Businesses

ECtel, (58% owned by ECI), reported revenues of $5.6 million in the fourth quarter of 2003, compared to $7.9 million in the third quarter and $11.5 million in the fourth quarter of last year. As noted above, ECtel's results, in all reported periods, reflect the discontinuation of the government business. Its net loss in the fourth quarter of 2003 was $11.6 million compared to a net loss of $11.5 million in the third quarter and a net profit of $4.4 million in the fourth quarter of 2002. After the close of the quarter, ECtel announced the appointment of Eitan Naor as the Company's new President and Chief Executive Officer. Naor will assume his new responsibilities shortly.

Note that in connection with the sale of its government business to Verint, ECtel and Verint have entered into several agreements that address the transition of the business to Verint and the future allocation of relevant technologies and other assets and liabilities. It is expected that the impact of the transaction, and the related agreements, will be recorded in ECtel's (and ECI's) first quarter 2004 financial statements.

Sales to Veraz Networks totaled $6.4 million in the fourth quarter of 2003, about flat with the $6.5 million recorded in the third quarter of 2003. Privately held Veraz Networks, of which ECI holds 43%, is a leader in the emerging voice over IP market and has established a strong position for itself in this growing market. During the quarter, Veraz Networks announced that PowerNet Global, an integrated communications provider, selected Veraz's Packet Telephony Solution for its IP-based voice network in 11 U.S. cities.

Results for the full year, 2003

The following is a presentation of consolidated GAAP results. As noted above, the results reflect the discontinuation of ECtel's government business. Revenues for 2003 were $421 million compared to $603 million for 2002. Revenues in 2002 included revenues from the NGTS division which was spun off in 2003. The operating loss was $68.2 million, compared to an operating loss of $71.6 million last year. The net loss was $71.0 million, or $0.66 per share, compared to a net loss of $155.7 million, or $1.48 per share last year.

Excluding the impact of ECtel, as well as special items (consisting of a $6.6 million provision for a specific doubtful account, $8.4 million in restructuring expenses, $2.5 million in discontinued operations associated with InnoWave, and $0.7 million impairment of assets), the net loss in 2003 was $29.1 million or $0.27 per share, compared to a net loss of $52.9 million or $0.50 per share (excluding a $34 million provision for a specific doubtful account, $77.4 million in discontinued operations associated with InnoWave, and $1.5 million impairment of assets) in 2002. (See accompanying tables for a full reconciliation between the GAAP and non-GAAP presentation).


A conference call to discuss ECI Telecom's results will take place today, Thursday, February 12, at 8:30am EST (3:30pm Israel).

To access the conference call, please dial one of the following numbers:
US (888) 428-4479, International: +651-291-0900, Israel: 1-800-937-0052.
A replay option will be available after the conference call, from 12:00 pm EST on February 12, 2004, through February 19, 2004, at 11:59pm EST. Replay numbers:
US: (800) 475-6701, Int. +320-365-3844. Access code for both: 719503.
A webcast of the conference call can be accessed on the ECI Telecom website at www.ecitele.com.

A replay of the webcast will also be available on ECI Telecom's website.

About ECI Telecom

ECI Telecom provides advanced telecommunications solutions to leading carriers and service providers worldwide. By translating a deep understanding of its customers' needs into innovative, technologically excellent solutions, ECI enables its customers to increase the value of their networks and reduce operating expenses. ECI's platforms enable carriers and service providers to easily introduce new revenue-generating services. ECI has pioneered key technologies including voice compression, SDH, DSL, and has enabled the establishment of global networks. ECI specializes in metro optical networks, broadband access, bandwidth management and carrier-class VoIP solutions.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, actual revenues earned from announced contracts, the general deterioration of the global economy and slowdown in expenditures by telecommunications service providers, our substantial net losses and possibility of future net losses, rapid technological change in our markets, competitive factors, price erosion in the market for certain of our products, dependence on large customers, fluctuations in our quarterly and annual results, potential inability to raise additional funds, if needed, on favorable terms, risks associated  with  international  sales,  fluctuations  in  the  results  of  our subsidiary ECtel, as well as ECtel's ability to complete the sale of its government business, risks relating to our intellectual property, integration of recently combined operations, substantial outstanding line of credit and related loan to one of our customers and its affiliate, unexpected tax demands, currency fluctuations, potentially disruptive acquisitions, dependence on limited suppliers and subcontractors, , as well as risks related to operations in Israel, and other risks detailed in the Company's annual report on Form 20-F for the year ended December 31, 2002 and other filings with the Securities and Exchange Commission.

Contact: Investor Relations, ECI Telecom:
Israel:  Daniel Chertoff +(972)-3-926-6255 email: daniel.chertoff@ecitele.com

         *Nortel Networks is a trademark of Nortel Networks.

                                    TABLE - 1
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
               GAAP REPORTED CONSOLIDATED STATEMENTS OF OPERATIONS
             (In millions of U.S. dollars, except per share figures)


                                                       Three Months Ended               Year Ended          Three Months Ended
                                                           December 31,                 December 31,           September 30,
                                                     ------------------------     ------------------------     -------------
                                                        2003          2002           2003          2002             2003
                                                     ----------    ----------     ----------    ----------     -------------
Revenues                                                 108.6         136.6          421.4         602.9             102.4
Cost of revenues                                          66.1          76.6          256.8         379.5              61.7
                                                     ----------    ----------     ----------    ----------     -------------
Gross profit                                              42.5          60.0          164.7         223.4              40.7
Research and development costs, net                       17.2          22.4           72.1          89.3              19.7
Selling and marketing expenses                            22.4          28.9           87.9         111.0              22.7
General and administrative expenses                       11.8          14.5           49.3          57.4              12.7
Provision for a specific doubtful account                    -             -            6.6          34.0                 -
Amortization of intangible assets                          0.3           0.4            1.8           1.8               0.3
Impairment of assets                                         -           1.5            6.7           1.5                 -
Restructuring expenses                                     1.9             -            8.4             -               2.1
                                                     ----------    ----------     ----------    ----------     -------------
Operating loss                                           (11.0)         (7.8)         (68.2)        (71.6)            (16.8)
Financial income (expenses), net                           0.2           0.9           (0.6)          6.0               0.6
Other income (expenses), net                              (0.5)         (0.7)          (5.4)        (13.3)              0.1
                                                     ----------    ----------     ----------    ----------     -------------
Loss from continuing operations
 before taxes on income                                  (11.3)         (7.5)         (74.1)        (78.9)            (16.1)
Taxes on income                                           (0.7)         (0.1)          (2.2)         (8.4)             (0.4)
                                                     ----------    ----------     ----------    ----------     -------------
Loss from continuing operations
 after taxes on income                                   (12.0)         (7.7)         (76.3)        (87.3)            (16.5)
Company's equity in results of
 investee companies - net                                 (2.7)         (1.1)          (4.3)         (3.1)             (0.3)
Minority interest in results of
 subsidiaries - net                                        2.9           1.1           14.9           1.1               3.5
                                                     ----------    ----------     ----------    ----------     -------------
Loss from continuing operations                          (11.8)         (7.7)         (65.7)        (89.3)            (13.3)
Income (loss) on discontinued operations, net of tax      (1.8)          0.7           (5.4)        (65.8)             (1.4)
Cumulative effect of an accounting change, net               -             -              -          (0.6)                -
                                                     ----------    ----------     ----------    ----------     -------------
Net Loss                                                 (13.6)         (7.0)         (71.0)       (155.7)            (14.7)
                                                     ==========    ==========     ==========    ==========     =============

Basic and diluted loss per share
Continuing operations                                    (0.11)        (0.07)         (0.61)        (0.85)            (0.12)
Discontinued operations                                  (0.02)         0.01          (0.05)        (0.62)            (0.01)
Cumulative effect of an accounting change                    -             -              -         (0.01)                -
                                                     ----------    ----------     ----------    ----------     -------------
                                                         (0.13)        (0.07)         (0.66)        (1.48)            (0.14)
                                                     ==========    ==========     ==========    ==========     =============

Weighted average number of shares
 outstanding used to compute basic and diluted
 loss per share - in millions                            108.0         107.4          107.8         105.5             107.9
                                                     ==========    ==========     ==========    ==========     =============

                                    TABLE - 2
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                    GAAP REPORTED CONSOLIDATED BALANCE SHEETS
                          (In millions of U.S. dollars)


                                                                  December 31,       September 30,        December 31,
                                                                     2003                2003                 2002
                                                                 --------------     ---------------     -----------------
Assets
Current Assets
Cash and cash equivalents                                                145.4               173.3                 356.6
Short-term investments                                                    44.9                41.3                   6.8
Trade Receivables                                                        166.7               158.9                 207.3
Other receivables and prepaid expenses                                    22.8                30.5                  28.5
Work in progress                                                          10.5                15.0                  13.7
Inventories                                                              123.0               122.2                 149.7
Assets - discontinued operations                                           2.3                   -                  20.6
                                                                 --------------     ---------------     -----------------
Total current assets                                                     515.7               541.2                 783.4
                                                                 --------------     ---------------     -----------------

Long-term receivables and related deposits, net                          106.6               116.5                 132.2
                                                                 --------------     ---------------     -----------------
Long-term deposits and marketable securities                              65.8                35.2                     -
                                                                 --------------     ---------------     -----------------
Investments                                                               35.7                38.4                  43.0
                                                                 --------------     ---------------     -----------------
Property, plant and equipment, net                                       123.3               128.3                 138.6
                                                                 --------------     ---------------     -----------------
Software development costs, net                                           16.3                17.2                  20.1
                                                                 --------------     ---------------     -----------------
Other assets                                                              21.0                20.2                  37.8
                                                                 --------------     ---------------     -----------------

Total assets                                                             884.3               896.9               1,155.1
                                                                 ==============     ===============     =================

Liabilities and shareholders' equity
Current liabilities
Short-term bank loans and current maturities                              30.0                22.5                 230.0
Trade payables                                                            56.7                46.5                  41.2
Other payables and accrued liabilities                                   118.0               120.7                 133.8
Liabilities - discontinued operations                                      0.7                   -                  12.1
                                                                 --------------     ---------------     -----------------
Total current liabilities                                                205.4               189.7                 417.2
                                                                 --------------     ---------------     -----------------

Long-term liabilities
Bank loans                                                                30.0                37.5                     -
Other liabilities                                                          6.0                 6.1                   8.4
Liability for employee severance benefits, net                            26.6                27.8                  26.4
                                                                 --------------     ---------------     -----------------
Total long-term liabilities                                               62.6                71.5                  34.7
                                                                 --------------     ---------------     -----------------

Total liabilities                                                        268.1               261.2                 451.9
                                                                 --------------     ---------------     -----------------

Minority Interest                                                         40.0                44.1                  56.8
                                                                 --------------     ---------------     -----------------
Shareholders' equity
Share capital                                                              6.2                 6.2                   6.2
Capital surplus                                                          662.9               661.5                 658.4
Accumulated other comprehensive loss                                      (5.4)               (2.3)                 (1.8)
Retained deficit                                                         (87.4)              (73.8)                (16.3)
                                                                 --------------     ---------------     -----------------
Total shareholders' equity                                               576.3               591.6                 646.4
                                                                 --------------     ---------------     -----------------

Total Liabilities and shareholders' equity                               884.3               896.9               1,155.1
                                                                 ==============     ===============     =================
                                                                             -                   -                     -

                                  TABLE - 3 (1)
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                       PROFORMA CONSOLIDATED STATEMENTS OF
               OPERATIONS This schedule is to assist the reader in
                            reconciling from the GAAP
          reported results to Proforma results excluding ECtel results
             (In millions of U.S. dollars, except per share figures)

                                                                       Three Months Ended December 31, 2003
                                                                   ------------------------------------------------
                                                                       GAAP             ECtel
                                                                     Reported        Results (1)        Proforma
                                                                   -------------    --------------    -------------
Revenues                                                                  108.6               5.6            103.1
Cost of revenues                                                           66.1               3.8             62.3
                                                                   -------------    --------------    -------------
Gross profit                                                               42.5               1.8             40.7
Research and development costs, net                                        17.2               2.3             14.9
Selling and marketing expenses                                             22.4               3.4             19.0
General and administrative expenses                                        11.8               4.8              7.0
Amortization of intangible assets                                           0.3                 -              0.3
Restructuring expenses                                                      1.9                 -              1.9
                                                                   -------------    --------------    -------------
Operating loss                                                            (11.0)             (8.7)            (2.3)
Financial income ,net                                                       0.2               0.1              0.1
Other expenses, net                                                        (0.5)             (0.0)            (0.5)
                                                                   -------------    --------------    -------------
Loss from continuing operations
 before taxes on income                                                   (11.3)             (8.6)            (2.7)
Taxes on income                                                            (0.7)              0.1             (0.7)
                                                                   -------------    --------------    -------------
Loss from continuing operations
 after taxes on income                                                    (12.0)             (8.6)            (3.4)
Company's equity in results of
 investee companies - net                                                  (2.7)                -             (2.7)
Minority interest in results of
 subsidiaries - net                                                         2.9               3.5             (0.6)
                                                                   -------------    --------------    -------------
Loss from continuing operations                                           (11.8)             (5.0)            (6.8)
Loss on discontinued operations, net of tax                                (1.8)             (1.8)               -
                                                                   -------------    --------------    -------------
Net loss                                                                  (13.6)             (6.8)            (6.8)
                                                                   =============    ==============    =============

Basic and diluted loss per share
Continuing operations                                                     (0.11)            (0.05)           (0.06)
Discontinued operations                                                   (0.02)            (0.02)               -
                                                                   -------------    --------------    -------------
                                                                          (0.13)            (0.06)           (0.06)
                                                                   =============    ==============    =============
Weighted average number of shares
 outstanding used to compute basic and diluted
 loss per share - in millions                                             108.0             108.0            108.0
                                                                   =============    ==============    =============


(1) ECtel results as included in ECI's statement of operations

                                  TABLE - 3 (2)
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                       PROFORMA CONSOLIDATED STATEMENTS OF
               OPERATIONS This schedule is to assist the reader in
                            reconciling from the GAAP
          reported results to Proforma results excluding ECtel results
             (In millions of U.S. dollars, except per share figures)


                                                                        Three Months Ended September 30, 2003
                                                                   ------------------------------------------------
                                                                       GAAP             ECtel
                                                                     Reported        Results (1)        Proforma
                                                                   -------------    --------------    -------------
Revenues                                                                  102.4               7.9             94.5
Cost of revenues                                                           61.7               5.0             56.8
                                                                   -------------    --------------    -------------
Gross profit                                                               40.7               2.9             37.8
Research and development costs, net                                        19.7               3.4             16.3
Selling and marketing expenses                                             22.7               4.0             18.7
General and administrative expenses                                        12.7               4.6              8.1
Amortization of intangible assets                                           0.3                 -              0.3
Restructuring expenses                                                      2.1                 -              2.1
                                                                   -------------    --------------    -------------
Operating loss                                                            (16.8)             (9.1)            (7.7)
Financial income (expenses) ,net                                            0.6              (0.0)             0.6
Other income (expenses), net                                                0.1               0.0              0.1
                                                                   -------------    --------------    -------------
Loss from continuing operations
 before taxes on income                                                   (16.1)             (9.1)            (6.9)
Taxes on income                                                            (0.4)             (0.0)            (0.4)
                                                                   -------------    --------------    -------------
Loss from continuing operations
 after taxes on income                                                    (16.5)             (9.2)            (7.3)
Company's equity in results of
 investee companies - net                                                  (0.3)                -             (0.3)
Minority interest in results of
 subsidiaries - net                                                         3.5               3.8             (0.3)
                                                                   -------------    --------------    -------------
Loss from continuing operations                                           (13.3)             (5.4)            (7.9)
Loss on discontinued operations, net of tax                                (1.4)             (1.4)               -
                                                                   -------------    --------------    -------------
Net loss                                                                  (14.7)             (6.7)            (7.9)
                                                                   =============    ==============    =============

Basic and diluted loss per share
Continuing operations                                                     (0.12)            (0.05)           (0.07)
Discontinued operations                                                   (0.01)            (0.01)               -
                                                                   -------------    --------------    -------------
                                                                          (0.14)            (0.06)           (0.07)
                                                                   =============    ==============    =============
Weighted average number of shares
 outstanding used to compute basic and diluted
 loss per share - in millions                                             107.9             107.9            107.9
                                                                   =============    ==============    =============


(1) ECtel results as included in ECI's statement of operations

                                  TABLE - 3 (3)
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                       PROFORMA CONSOLIDATED STATEMENTS OF
               OPERATIONS This schedule is to assist the reader in
                            reconciling from the GAAP
          reported results to Proforma results excluding ECtel results
             (In millions of U.S. dollars, except per share figures)


                                                                         Three Months Ended December 31, 2002
                                                                   ------------------------------------------------
                                                                       GAAP             ECtel
                                                                     Reported        Results (1)        Proforma
                                                                   -------------    --------------    -------------
Revenues                                                                  136.6              11.5            125.1
Cost of revenues                                                           76.6               3.7             72.9
                                                                   -------------    --------------    -------------
Gross profit                                                               60.0               7.8             52.2
Research and development costs, net                                        22.4               1.8             20.6
Selling and marketing expenses                                             28.9               3.3             25.6
General and administrative expenses                                        14.5               3.3             11.3
Amortization of intangible assets                                           0.4                 -              0.4
Impairment of assets                                                        1.5                 -              1.5
                                                                   -------------    --------------    -------------
Operating loss                                                             (7.8)             (0.6)            (7.2)
Financial income ,net                                                       0.9               0.1              0.9
Other expenses, net                                                        (0.7)             (0.0)            (0.7)
                                                                   -------------    --------------    -------------
Loss from continuing operations
 before taxes on income                                                    (7.5)             (0.6)            (7.0)
Taxes on income                                                            (0.1)              0.0             (0.1)
                                                                   -------------    --------------    -------------
Loss from continuing operations
 after taxes on income                                                     (7.7)             (0.6)            (7.1)
Company's equity in results of
 investee companies - net                                                  (1.1)                -             (1.1)
Minority interest in results of
 subsidiaries - net                                                         1.1               0.2              0.9
                                                                   -------------    --------------    -------------
Loss from continuing operations                                            (7.7)             (0.3)            (7.4)
Income (loss) on discontinued operations, net of tax                        0.7               3.0             (2.3)
                                                                   -------------    --------------    -------------
Net Income (loss)                                                          (7.0)              2.7             (9.7)
                                                                   =============    ==============    =============

Basic and diluted loss per share
Continuing operations                                                     (0.07)            (0.00)           (0.07)
Discontinued operations                                                    0.01              0.03            (0.02)
                                                                   -------------    --------------    -------------
                                                                          (0.07)             0.03            (0.09)
                                                                   =============    ==============    =============

Weighted average number of shares
 outstanding used to compute basic and diluted
 loss per share - in millions                                             107.4             107.4            107.4
                                                                   =============    ==============    =============


(1) ECtel results as included in ECI's statement of operations

                                  TABLE - 3 (4)
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                       PROFORMA CONSOLIDATED STATEMENTS OF
               OPERATIONS This schedule is to assist the reader in
                  reconciling from the GAAP reported results to
          Proforma results excluding special charges and ECtel results
             (In millions of U.S. dollars, except per share figures)


                                                                               Year Ended December 31, 2003
                                                               --------------------------------------------------------------
                                                                   GAAP            ECtel          Special
                                                                 Reported       Results (1)       Charges         Proforma
                                                               -------------    ------------    -------------    ------------
Revenues                                                              421.4            28.9                            392.6
Cost of revenues                                                      256.8            17.5                            239.3
                                                               -------------    ------------    -------------    ------------
Gross profit                                                          164.7            11.4                -           153.3
Research and development costs, net                                    72.1            10.1                             62.0
Selling and marketing expenses                                         87.9            14.3                             73.6
General and administrative expenses                                    49.3            17.0                             32.4
Provision for a specific doubtful account                               6.6               -              6.6               -
Amortization of intangible assets                                       1.8               -                              1.8
Impairment of assets                                                    6.7             6.0              0.7               -
Restructuring expenses                                                  8.4               -              8.4               -
                                                               -------------    ------------    -------------    ------------
Operating loss                                                        (68.2)          (36.0)           (15.7)          (16.5)
Financial income (expenses) ,net                                       (0.6)            0.2                             (0.7)
Other expenses, net                                                    (5.4)            0.0                             (5.4)
                                                               -------------    ------------    -------------    ------------
Loss from continuing operations
 before taxes on income                                               (74.1)          (35.8)           (15.7)          (22.7)
Taxes on income                                                        (2.2)           (0.0)                            (2.1)
                                                               -------------    ------------    -------------    ------------
Loss from continuing operations
 after taxes on income                                                (76.3)          (35.8)           (15.7)          (24.8)
Company's equity in results of
 investee companies - net                                              (4.3)              -                             (4.3)
Minority interest in results of
 subsidiaries - net                                                    14.9            14.9                              0.1
                                                               -------------    ------------    -------------    ------------
Loss from continuing operations                                       (65.7)          (20.9)           (15.7)          (29.1)
Loss on discontinued operations, net of tax                            (5.4)           (2.8)            (2.5)              -
                                                               -------------    ------------    -------------    ------------
Net loss                                                              (71.0)          (23.8)           (18.2)          (29.1)
                                                               =============    ============    =============    ============

Basic and diluted loss per share
Continuing operations                                                 (0.61)          (0.19)           (0.15)          (0.27)
Discontinued operations                                               (0.05)          (0.03)           (0.02)              -
                                                               -------------    ------------    -------------    ------------
                                                                      (0.66)          (0.22)           (0.17)          (0.27)
                                                               =============    ============    =============    ============

Weighted average number of shares
 outstanding used to compute basic and diluted
 loss per share - in millions                                         107.8           107.8            107.8           107.8
                                                               =============    ============    =============    ============


(1) ECtel results as included in ECI's statement of operations

                                  TABLE - 3 (5)
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                       PROFORMA CONSOLIDATED STATEMENTS OF
               OPERATIONS This schedule is to assist the reader in
                  reconciling from the GAAP reported results to
          Proforma results excluding special charges and ECtel results
             (In millions of U.S. dollars, except per share figures)

                                                                          Year Ended December 31, 2002
                                                             -------------------------------------------------------------
                                                                 GAAP            ECtel          Special
                                                               Reported         Results (1)     Charges        Proforma
                                                             -------------    ------------    ------------    ------------
Revenues                                                            602.9            52.4                           550.4
Cost of revenues                                                    379.5            22.4                           357.1
                                                             -------------    ------------    ------------    ------------
Gross profit                                                        223.4            30.1               -           193.3
Research and development costs, net                                  89.3             9.2                            80.2
Selling and marketing expenses                                      111.0            13.7                            97.3
General and administrative expenses                                  57.4             8.9                            48.5
Provision for a specific doubtful account                            34.0               -            34.0               -
Amortization of intangible assets                                     1.8               -                             1.8
Impairment of assets                                                  1.5               -             1.5               -
                                                             -------------    ------------    ------------    ------------
Operating loss                                                      (71.6)           (1.7)          (35.5)          (34.4)
Financial income ,net                                                 6.0             0.3                             5.7
Other expenses, net                                                 (13.3)           (0.0)                          (13.3)
                                                             -------------    ------------    ------------    ------------
Loss from continuing operations
 before taxes on income                                             (78.9)           (1.4)          (35.5)          (42.0)
Taxes on income                                                      (8.4)            0.0                            (8.5)
                                                             -------------    ------------    ------------    ------------
Loss from continuing operations
 after taxes on income                                              (87.3)           (1.4)          (35.5)          (50.4)
Company's equity in results of
 investee companies - net                                            (3.1)              -                            (3.1)
Minority interest in results of
 subsidiaries - net                                                   1.1             0.5                             0.6
                                                             -------------    ------------    ------------    ------------
Loss from continuing operations                                     (89.3)           (0.9)          (35.5)          (52.9)
Income (loss) on discontinued operations, net of tax                (65.8)           11.6           (77.4)              -
Cumulative effect of an accounting change, net                       (0.6)              -            (0.6)              -
                                                             -------------    ------------    ------------    ------------
Net Income (loss)                                                  (155.7)           10.7          (113.5)          (52.9)
                                                             =============    ============    ============    ============

Basic and diluted loss per share
Continuing operations                                               (0.85)          (0.01)          (0.34)          (0.50)
Discontinued operations                                             (0.62)           0.11           (0.73)              -
Cumulative effect of an accounting change                           (0.01)              -           (0.01)              -
                                                             -------------    ------------    ------------    ------------
                                                                    (1.48)           0.10           (1.08)          (0.50)
                                                             =============    ============    ============    ============
Weighted average number of shares
 outstanding used to compute basic and diluted
 loss per share - in millions                                       105.5           105.5           105.5           105.5
                                                             =============    ============    ============    ============


(1) ECtel results as included in ECI's statement of operations